October 16, 2012

Katherine H. Newhall
Capital Research and Management Company
333 South Hope Street
Los Angeles, California 90071-1447

Re: American Funds Inflation Linked Bond Fund
        File Numbers: 333-183931, 811-22746

Dear Ms. Newhall:

        We have reviewed the registration statement for the American Funds Linked
Bond Fund (the "Fund") filed on Form N-1A on September 17, 2012.   The Fund has one
series and sixteen classes.

        Our comments are set forth below. The captions we use below correspond to the
captions the Trust uses in its registration statement.

General Comments

        1. Please supply the undersigned with copies of any exemptive application and
any no-action request the Trust has submitted, or will submit, in connection with
registration of its shares.

        2. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
Securities Act of 1933 (the "1933 Act"). *See* Office of Investor Education and
Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook
(1998).

        3. All registrants are reminded of their obligation to file electronic reports with
respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment
Company Act of 1940 (the "1940 Act").

        4. We note that portions of the disclosure have been left blank.   We may have
further comments on such portions when you complete them in a pre-effective
amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-
effective amendment.

Prospectus

Fees and Expenses of the Fund, Page 2

     5. Please confirm in your response letter to these comments that there will be no "Acquired Fund Fees and Expenses."

     6. Please confirm that the expense reimbursement arrangement will be in effect for no less than one year from the effective date of the Fund's registration statement. If the adviser may recoup previously reimbursed expenses, add the appropriate disclosure in the footnote.

Principal Investment Strategies, Page 4

     7. Please expand the description of inflation linked bonds that are sponsored or guaranteed by the United States government, it agencies or instrumentalities, and of the inflation linked bonds issued by corporations by providing examples of what is currently available in the marketplace.

     8. Please clarify whether the quality ratings of requirements also apply to debt securities issued by the United States government. Please disclose what the Fund will do if the ratings agencies downgrade U.S. government securities below the Fund's quality requirements. In the alternative, explain in your response letter why the Fund and its adviser consider this possibility too remote to warrant prospectus disclosure.

     9. Please confirm that the Fund will not invest in derivatives.

     10. The third paragraph in this section refers to "portfolio counselors."   Please change this to "portfolio managers" as that is in more common use in the mutual fund industry and conforms to the terminology used in Item 5 of Form N-1A.

     11. The Fund has a policy of investing 80% of its assets in inflation linked bonds and another policy of investing 80% of its assets in securities sponsored or guaranteed by the United States government. The final paragraph of this section implies that there is a depth to the market for inflation linked bonds, and specifically inflation linked bonds issued by the U.S. government, that lead to significant variations in the pricing and liquidity of such securities requiring elaborated screening and selection by the investment adviser. Please provide data in your response letter to support this view. The disclosure in this paragraph appears to be more appropriate for an equity fund or a "plain vanilla" bond fund.

Principal Risks, Pages 5-6

12. Please consider adding a discussion of the risk of relying on the quality ratings of rating agencies in light of their recent well-publicized failures (*e.g.* banks and mortgage-backed securities).

Portfolio Counselors, Page 6

13. See Comment 10.

Investment objectives, strategies, and risks, Pages 7-9

14. Amplify the disclosure to describe more specifically the kinds of inflation linked bonds that are currently available: their designations, characteristics, the types of issuers, trading markets, etc..   Also, what specific inflation linked debt exists (besides TIPS) that is issued, sponsored, or guaranteed by the U.S. government, its agencies, or instrumentalities?

Frequent trading of fund shares, Page 19

15. Item 11(e)(3)(iii) of Form N-1A requires that each of the policies and procedures for deterring frequent purchases and redemptions be described with *specificity.* (Emphasis added). For example, disclose the specific numbers of purchases, redemptions, and exchanges that may be made within a given time period, the minimum holding period before an investor may make an exchange into another fund, etc. Please revise the disclosure, as appropriate.

Statement of Additional Information

Description of certain securities and investment techniques, Pages 3 to 11

16. Some investments and practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Fund Policies, Pages 12-13

17. Please add a non-fundamental policy of not investing more than 15% of the Fund's assets in illiquid investments.

Management of the fund, Pages 14-16

Board of trustees and officers

18. The trustees and officers of the Trust, including the requisite number of independent trustees, should be furnished by a pre-effective amendment.

.

* * *

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of this registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel